Exhibit 12




                MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

               Computation of Ratio of Earnings to Fixed Charges



                                                 (Thousands of Dollars)
                                  Nine
                                 Months
                                 Ended
                             September 30,              Year Ended December 31,
                                 1998        1997      1996      1995      1994      1993

Earnings Before Income Taxes
  and Fixed Charges:

  Income from continuing
    operations before income
    taxes                    $570,200      $630,900  $502,700  $351,790  $292,830  $349,190

  Deduct/add equity in
    undistributed
    (earnings)/loss of
    equity affiliates         (17,280)      (19,470)  (12,310)  (17,770)  106,200   (13,750)

  Add interest on indebtedness,
    net                        64,380        80,390    74,790    73,400    60,360    62,860

  Add amortization of debt
    expense                       880         1,260     1,400     1,930     2,220     2,650

  Add estimated interest
    factor for rentals          7,660         8,150     6,150     4,970     4,220     3,190

  Earnings before income
    taxes and fixed charges  $625,840      $701,230  $572,730  $414,320  $465,830  $404,140


Fixed Charges:

  Interest on indebtedness
    regarding continuing
    operations               $ 66,620     $ 83,520  $ 77,250  $ 76,460  $ 63,220  $ 63,600

  Amortization of debt expense    880        1,260     1,400     1,930     2,220     2,650

  Estimated interest factor
    for rentals                 7,660        8,150     6,150     4,970     4,220     3,190

                             $ 75,160     $ 92,930  $ 84,800  $ 83,360  $ 69,660  $ 69,440

Ratio of earnings to fixed
  charges                         8.3          7.5       6.8       5.0       6.7       5.8